FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 28, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS FULL YEAR 2004 RESULTS

— Revenues increase79.3% to $3.64 billion —

— Operating income rises 279.8% to $750.81million —

— Net income increases to $1.3 billion, $3.59 per diluted share, $10.77 per ADR —

Moscow, Russia - June 27, 2005 - Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the full year ended December 31, 2004.

US$ thousand	FY 2004	FY 2003	Change Y-on-Y
Revenues	3,635,955	2,028,051	79.3%
Net operating income	750,807	197,681	279.8%
Net operating margin	20.65%	9.75%	—
Net income	1,342,706	143,508	835.6%
EBITDA (1)	1,707,711
Adjusted EBITDA (2)	907,729	341,472	165.8%
EBITDA margin	24.97%	16.84%	—

(1) See Attachment A.

(2) Adusted EBITDA is EBITDA less the gain on the sale of our shareholding in MMK.  See Attachment A for a reconciliation between EBITDA and Adjusted EBITDA.

Vladimir Iorich, Mechel’s Chief Executive Officer, commented:

“2004 was a year of significant achievements for Mechel, in which we saw strong operational and financial performance. Our results for the full year were driven by strong demand for our mining and steel products, both domestically and internationally.  This resulted in an increase in average realized prices for our products, as well as higher selling volumes. In addition, our position as one of the world’s most integrated mining and steel companies allowed us to control raw material costs by leveraging our mining operations while also taking advantage of high market prices to sell approximately 56% of our coal production volumes on the open market. These efforts, combined with the strong market conditions we experienced, allowed us to expand gross margins in 2004 from 29.8% to 38.8% of net revenues, while operating margins improved from 9.7% to 20. 6% year on year.”

Consolidated Results

Net revenue in 2004 rose 79.3% to $3.64 billion from $2.03 billion in 2003. Driven by the significant growth in production volumes, higher product pricing and steps Mechel has taken to reduce operating costs, gross margin rose 133.2% to $1.41 billion, or 38.8% of net revenue, compared to $605.0 million, or 29.8% of net revenue for the 2003 full-year period.  Operating income was $750.8 million, or 20.6% of net revenue, versus operating income of $197.7 million, or 9.7% of net revenue, in the 2003 full-year period, an increase of 279.8%.

For the 2004 full-year period, Mechel reported consolidated net income of $1.34 billion, or $3.59 per diluted share, a 835.6% increase compared with net income of $143.5 million, or $0.39 per diluted share, for the full year 2003.

In 2004, Mechel sold its entire stake in Magnitogorsk Iron & Steel Works OJSC (“MMK”), and waived potential claims against MMK, to U.F.G.I.S. Trading Ltd., a company of the UFG Group, acting for a consortium of investors for a total of $870.0 million. The entire amount of $800.0 (net of purchase cost) million is reflected as a one-off item in the”Other income” line.

Total shares outstanding in the 2004 full-year period increased 10.1% to 403,118,680 from 366,178,815 in 2003, as a result of Mechel’s initial public offering of common stock on the New York Stock Exchange on October 29, 2004.

Consolidated EBITDA, net of gain on sale of our shareholding in MMK, rose 165.8% to $907.7 million in 2004 from $341.5 million a year ago.

Mining Segment Results

US$ thousand	FY 2004	FY 2003	Change Y-on-Y
Revenues from external customers	878,417	413,943	112.2%
Net income	328,350	29,497	1,013.2%
EBITDA	458,068	95,652	378.9%
EBITDA margin	52.1%	23.1%	—

Mining segment output

Product	2004, thousand tonnes	2004 vs 2003, %
Coal	15,644	+ 10.3
Coking coal	9,363	+ 8.3
Steam coal	6,281	+ 13.6
Iron ore concentrate	3,876	+ 10.4
Nickel	12.7	- 5.9

Mining segment revenue for the 2004 full-year period totaled $0.9 billion, or 24.2%, of consolidated net revenue, an increase of 112.2% over segment revenue of  $413.9 million, or

20.4%, of consolidated net revenue, in 2003. The increase in revenues reflects growth in output, stable market positions, and an increase of sales of mining products to third parties.

Operating income for 2004 in the mining segment rose 505.3% to $384.1 million, or 32.0%, of total segment revenues, compared to operating income of $63.5 million, or 10.6%, of total segment revenues a year ago. This increase in profitability reflects Mechel’s tight control over costs and overall efficiency of mining operations. EBITDA in the mining segment for the 2004 full-year period was $458.1 million, significantly higher than segment EBITDA of $95.7 million in 2003.

Mr. Iorich commented on the results of the mining segment: “Driven by a global shortage in coking coal and lack of new coal projects worldwide, we saw a strong pricing environment for our mining products. In this context, we substantially increased production within our mining segment.  With high-quality products and a broad customer base, Mechel was able to leverage market conditions into strong operating performance within this segment.  In addition, during 2004, and continuing this year, we executed on our strategy to further expand our coal reserves, winning a number of auctions and substantially increasing our total reserves.”

Steel Segment Results

US$ thousand	FY 2004	FY 2003	Change Y-on-Y
Revenues	2,757,538	1,614,108	70.8%
Net income	1,014,356	114,011	789.7%
EBITDA (1)	1,249,643
Adjusted EBITDA (2)	449,661	245,820	82.9%
EBITDA margin (1)	16.3%	15.2%	—

Steel segment output

Product	2004, thousand tonnes	2004 vs 2003, %
Coke	2,942	+ 12.4
Pig iron	3,880	+ 23.1
Steel	6,196	+ 16.6
Rolled products	4,937	+ 20.9
Hardware	592.7	+ 27.1

Revenue from Mechel’s steel segment increased 70.8% in the 2004 full-year period from $1.6 billion to $2.8 billion, or 75.8%, of consolidated net revenue, as compared to 79.6%, of consolidated net revenue in 2003.  This revenue growth was driven by an increase in average selling prices for the Mechel’s steel products versus those realized in 2003, as well as increasing output.

In 2004, the steel segment generated operating income of $366,8 million, or 12.9%, of total segment revenues, an increase of 173.2% over operating income of $134,2 million, or $8.1%, of total segment revenues in 2003.  This increase in profitability reflects higher sales volumes, and the increase of share of continuous casting at Chelyabinsk Metallurgical Plant from 13.5% to 22.8%. EBITDA in the steel segment for the 2004 full-year, net of gain on sale of our shareholding in MMK, was $449.7 million, a significant increase over steel segment EBITDA of $245.8 million in 2003, or $203.9 million and 82.9%, respectively.

Mr. Iorich commented, “2004 saw strong revenue performance from our steel segment, driven by a favorable market environment. Production volumes increased strongly, reflecting the stronger market conditions and the steps we have taken internally to improve our manufacturing processes. Our focus on controlling costs continues in 2005, with the commencement of operations at our new sinter plant and an extension of our initiatives to further increase the use of continuous casting within the steel segment and increase efficiency by improving usage ratios.

Recent Highlights

Since its initial public offering, Mechel has taken a number of actions to continue the successful execution of its operating strategy and enhance its position in the Russian mining and steel and markets.  Some of these actions include:

•                  A number of transactions that have significantly expanded the capabilities of Mechel’s coal segment.  These include various successes at license auctions to develop coal deposits in the Olzherasskaya Mine plot, Razvedochny plot, Sorokinsky plot, Erunakovskaya-1 Mine and Erunakovskaya-3 Mine plots, Raspadsky Open Pit Mine area, Berezovsky-2 plot and Sibirginskaya mine area. These transactions have increased Mechel’s total reserves by 1.3 billion tonnes, according to Russian reserve valuation standards, of which the vast majority is coking coal reserves of high quality.

•                  Mechel also won an auction for the sale of ordinary shares in Yakutugol OAO that constitute 25% + 1 share of the company’s charter capital for approximately $411.2 million. Yakutugol’s annual output is approximately 9 million tonnes, of which approximately 5.4 million tonnes is coking coal. The acquisition further expands Mechel’s mining holdings while also increasing its exposure to the Asia-Pacific region.

•                  Continued progress on Mechel’s commitment to investing in its operations to reduce operating costs and increase efficiency.  In April, Mechel announced the start-up of the first line of a new, four-line sinter plant at its Chelyabinsk Metallurgical Plant subsidiary.  The new plant will increase Mechel’s ability to internally source its iron ore requirements from its iron ore mine, Korshunov Mining Plant.  Once fully operational, the plant, which will cost approximately $154 million, will generate approximately $70 million in annual cost savings.

Mr. Iorich concluded, “Overall, we are very pleased with our results for 2004. We generated strong operating and financial results, driven by both market conditions and the proper execution of our operating strategy.  In 2005, we have seen global pricing for metals products decline significantly. While we cannot control the global marketplace, we believe our position as an integrated producer, our diversity of products and markets, and our ongoing commitment to cost control and enhancing operational efficiencies across both segments will allow us to continue to grow and be successful, and positions us well for the future.”

Financial Position

Full-year cash expenditure on property, plant and equipment amounted to $303.4 million, of which $222.2 million was invested in the steel segment and $81.2 million in the mining segment.

In line with the strategy to expand and further integrate its operations, Mechel continued to acquire assets. Mechel spent $90.7 million (net of cash in acquired companies) on acquisitions during the year, comprised of $25.3 million for the acquisition of 62.3% of the shares of Izhstal OAO, $30 million for the acquisition of Port Posiet and the remaining $35.4 million on acquisition of minority shares in its subsidiaries.

In 2005 Mechel has spent $463.4 million on acquisitions, comprised of $411.2 million for 25%+1 of the shares of Yakutugol Holding Company OAO, $3.9 million for 90.3% of the shares of Port Kambarka OAO, $15.7 million for 24.96% of the shares of Izhstal OAO, $32.3 million for 5.62% of the shares of Chelyabinsk Metallurgical Plant OAO and $0.3 million for 4.5% of the shares of Korshunov Mining Plant.

As of December 31, 2004, total debt(1) was at $565.0 million. Cash and cash equivalents amounted to $1,024.8 million at the end of 2004 and net debt amounted to $(459.8) million (Net debt is defined as total debt outstanding less cash and cash equivalents)

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review the Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at: http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

(1) Total debt is comprised of short-term borrowings and long-term debt

Mechel is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Full-Year 2004 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	FY 2004	FY 2003
Net income	1,342,706	143,508
Add:
Depreciation, depletion and amortization	137,820	101,689
Interest expense	51,409	48,516
Income taxes	175,776	47,759
Consolidated EBITDA	1,707,711	341,472
Less:
Gain on sale of MMK shares	(799,982)	—
Adjusted EBITDA	907,729	—

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	FY 2004	FY 2003
Revenue, net	3,635,955	2,028,051
EBITDA (1)	907,729	341,472
EBITDA margin	24.97%	16.84%

(1) Represents Consolidated EBITDA for FY 2003 and Adjusted EBITDA for FY 2004

MECHEL OAO

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	December 31	December 31,
(in thousands of U.S. dollars, except share amounts)	2004	2003
ASSETS
Cash and cash equivalents	$1 024 761	$19 279
Accounts receivable, net of allowance for doubtful accounts of $20,850 in 2004 and $22,276 in 2003	135 597	85 472
Due from related parties	16 458	28 530
Inventories	568 545	348 958
Deferred cost of inventory in transit	—	29 554
Current assets of discontinued operations	1 247	18 966
Deferred income taxes	7 491	10 558
Prepayments and other current assets	349 106	170 824
Total current assets	2 103 205	712 141

Long-term investments in related parties	9 270	52 943
Other long-term investments	66 663	15 069
Non-current assets of discontinued operations	165	416
Intangible assets, net	6 379	1 936
Property, plant and equipment, net	1 274 722	881 284
Mineral licenses, net	166 483	160 106
Deferred income taxes	11 940	5 212
Goodwill	39 441	5 402
Total assets	$3 678 268	$1 834 509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt	$348 880	$342 093
Accounts payable and accrued expenses:
Advances received	94 964	74 414
Accrued expenses and other current liabilities	69 847	60 628
Taxes and social charges payable	145 527	149 392
Trade payable to vendors of goods and services	186 233	140 975
Due to related parties	2 048	13 887
Current liabilities of discontinued operations	30	6 923
Asset retirement obligation	8 219	1 995
Deferred income taxes	26 521	16 883
Deferred revenue	760	52 915
Pension obligations	6 261	0
Total current liabilities	889 290	860 105

Long-term debt, net of current portion	216 113	122 311
Restructured taxes and social charges payable, net of current portion	87 364	96 879
Asset retirement obligation, net of current portion	66 758	11 942
Pension obligations, net of current portion	40 720	—
Deferred income taxes	105 330	108 684
Other long-term liabilities	240	1 418
Commitments and contingencies	—	—
Minority interests	214 824	184 344

SHAREHOLDERS’ EQUITY

Common shares (10 Russian Rubles par value; 497,969,086 shares authorized, 416,270,745 and 382,969,086 shares issued and 403,118,680 and 366,178,815 shares outstanding as of December 31, 2004 and December 31, 2003, respectively)

	133 507	121 935

Treasury shares, at cost (13,152,065 and 16,790,271 common shares at December 31, 2004 and December 31, 2003, respectively)	(4 187)	(5 346)
Additional paid-in capital	304 404	92 659
Other comprehensive income	93 687	46 921
Retained earnings	1 530 218	192 657
Total shareholders’ equity	2 057 629	448 826
Total liabilities and shareholders’ equity	$3 678 268	$1834 509

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(in thousands of U.S. dollars)	2004	2003	2002

Cash Flows from Operating Activities
Net income	$1,342,706	$143,508	$89,253

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	120,444	83,980	65,752
Depletion and amortization	17,376	17,709	13,022
Foreign exchange (gain) loss	(1,884)	2,867	(9,094)
Deferred income taxes	(11,217)	(6,905)	(26,055)
(Recovery of) provision for doubtful accounts	(7,859)	10,011	3,622
Inventory write-down	2,183	4,624	523
Accretion expense	2,081	2,433	—
Impairment of goodwill	—	—	7,219
Minority interest	11,673	(18,980)	(10,433)
Effect of change in accounting principle	—	3,788	(10,859)
(Income) loss from equity investments	(4,621)	(1,221)	2,675
Non-cash interest on long-term tax and pension liabilities	11,425	13,302	4,854
Loss (gain) on sale of property, plant and equipment	5,736	4,111	(968)
(Gain) loss on sale of long-term investments	(803,405)	(2,417)	566
Loss from discontinued operations	15,211	5,790	1,835
Gain on accounts payable with expired legal term	(1,250)	(1,400)	(4,000)
Gain on forgiveness of fines and penalties	(18,296)	(9,588)	(3,794)
Stock-based compensation expense	1,400	2,200	—
Amortization of capitalized costs on bonds issue	1,525	835	—
Pension service cost and amortization of prior year service cost	2,187	—	—
Extraordinary (gain)	(271)	(5,740)	(1,388)
Net change before changes in working capital	685,144	248,907	122,729

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(2,831)	(4,031)	(401)
Inventories	(170,726)	(97,783)	6,815
Trade payable to vendors of goods and services	(1,305)	(14,468)	(19,012)
Advances received	4,902	13,316	13,216
Accrued taxes and other liabilities	4,176	19,328	(27,996)
Settlements with related parties	1,253	(12,815)	(2,820)
Current assets and liabilities of discontinued operations	(4,134)	(17,036)	(1,616)
Deferred revenue and cost of inventory in transit, net	(22,607)	13,949	6,907
Other current assets	(197,734)	(29,509)	(16,753)
Net cash provided by operating activities	296,137	119,858	81,069

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	—	(20,919)	(4,461)
Acquisition of minority interest in subsidiaries	(37,021)	(3,776)	(3,487)
Investment in Korshunov Mining Plant	—	(82,793)	(15,533)
Acquisition of Izhstal	(22,742)	—	—
Acquisition of Port Posiet	(29,966)	—	—
Acquisition of Kaslinsky Architectural Casting Plant	(996)	—	—
Investments in other non-marketable securities	(29,762)	(28,525)	(6,955)
Proceeds from disposal of discontinued operations	—	5,162	—
Proceeds from disposal of non-marketable equity securities	875,967	33,577	1,808
Proceeds from disposals of property, plant and equipment	3,647	3,813	2,980
Purchases of property, plant and equipment	(303,411)	(116,856)	(60,985)
Net cash provided from (used in) investing activities	455,716	(210,317)	(86,633)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	954,733	781,525	394,388
Repayment of short-term borrowings	(941,340)	(747,815)	(366,675)
Dividends paid	(5,145)	(26,282)	(13,425)
Proceeds from issuance of common stock	17	220,873	—	—
Proceeds from long-term debt	75,241	112,736	40,916

Loans and notes (issued) to/received from related parties	—	6,397	(18,373)
Repayment of long-term debt	(52,093)	(23,482)	(33,409)
Net cash provided by financing activities	252,269	103,079	3,422

Effect of exchange rate changes on cash and cash equivalents	1,360	991	(283)

Net increase (decrease) in cash and cash equivalents	1,005,482	13,611	(2,425)

Cash and cash equivalents at beginning of year	19,279	5,668	8,093
Cash and cash equivalents at end of year	$1,024,761	$19,279	$5,668

Supplementary cash flow information:
Interest paid, net of capitalized	$(62,835)	$(32,394)	$(27,183)
Income taxes paid	$(136,473)	$(53,884)	$(8,781)

Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by SKCC (Note 17)	$340	$4,428	$—
Acquisition of plant and equipment in exchange for goods	$3,071	$—	$—
Assumption of debt in business combination (Note 2(e))	$—	$2,673	$—
Net assets of subsidiaries contributed by shareholders (Note 14)	$—	$—	$24,096
Treasury shares issued to subsidiary (Note 17)	$9,723	$—	$16,995

MECHEL OAO

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Consolidated Income Statements

	12m	12m
(in thousands of U.S. dollars, except share amounts)	2004	2003

Revenue, net (including related party amounts of $68,806, $211,943 and $134,965 during 2004, 2003 and 2002, respectively	$3 635 955	$2 028 051
Cost of goods sold (including related party amounts of $11,734, $212,492 and $133,326 during 2004, 2003 and 2002, respectively)	(2 225 088)	(1 422 987)
Gross margin	1 410 867	605 064

Selling, distribution and operating expenses:
Selling and distribution expenses	(367 514)	(213 977)
Taxes other than income tax	(69 285)	(44 716)
Accretion expenses	(2 081)	(2 433)
Goodwill impairment	—	—
Recovery of (provision for) doubtful accounts	7 859	(9 056)
General, administrative and other operating expenses	(229 039)	(137 201)
Total selling, distribution and operating expenses	(660 060)	(407 383)
Operating income	750 807	197 681

Other income and (expense):
Income (loss) from equity investees	4 621	1 221
Interest income	2 375	2 274
Interest expense	(51 409)	(48 516)
Other income, net	836 817	26 333
Foreign exchange gain/ (loss)	1 884	(2 867)
Total other income and (expense)	794 288	(21 555)
Income before income tax, minority interest, discontinued operations,	1 545 095	176 126

Income tax expense	(175 776)	(47 759)
Minority interest in (income) loss of subsidiaries	(11 673)	18 979
Income from continuing operations	1357 646	147 346
Income (loss) from discontinued operations, net of tax	(15 211)	(5 790)
Extraordinary gain, net of tax	271	5 740
Income before cumulative effect of changes in accounting principle	1 342 706	147 296
Change in accounting principle, net of tax	—	(3 788)
Net income	$1 342 706	$143 508
Currency translation adjustment	49 116	46 921
Adjustment of available for sale securities	(2 350)	—
Comprehensive income	$1 389 472	$190 429

Basic and diluted earnings per share:
Earnings per share from continuing operations	$3,63	$0,39
Loss per share effect of discontinued operations	(0,04)	(0,01)
Earnings per share effect of extraordinary gain	0	0,02
Earnings per share effect of a change in accounting principle	0	(0,01)
Net income per share	$3,59	$0,39
Weighted average number of common shares outstanding	373 971 312	366 178 815

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   June 28, 2005